January 8, 2009

Mr. Max Webb
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: FLIR Systems, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
Schedule 14A filed March 13, 2008
File No. 000-21918

Dear Mr. Webb:

This responds to your letter dated December 9, 2008 regarding the above referenced report and schedule. Set forth below are the Company's responses to the comments contained in your letter. We have included each of your comments immediately preceding our response thereto.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 19

  It does not appear you have included a table disclosing securities authorized for issuance under equity compensation plans. Refer to Item 201(d) of Regulation S-K.

  Company Response:

  The table disclosing securities authorized for issuance under equity compensation plans was included in Schedule 14A (page 31) and is incorporated by reference into the Form 10-K in Part III, Item 12.

  Signatures, page 68
  We note that your principal accounting officer or controller has not signed the report on behalf of the registrant. See General Instructions D(2)(a) to Form 10-K.

  Company Response:

  The signature line on behalf of the Company indicates that Stephen M. Bailey is the Company's principal financial officer as well as its principal accounting officer; however, his signature block as an individual does not reflect both such designations. In future filings, we will indicate that Mr. Bailey serves as the Company's principal accounting officer, as well as its principal financial officer, adjacent to the line on which Mr. Bailey signs as an individual.

  Schedule 14A
  We note your disclosure regarding the Annual Incentive Plan. For example, we note that you use qualitative factors for determining bonuses, but we do not see sufficient discussion regarding such factors. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of targets is not required because it would do competitive harm, please provide a detailed explanation for such conclusion. Please also note that to the extent you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Company Response:

The first sentence under the description of the Company's Annual Incentive Plan ("AIP") (page 14 of the proxy) states that AIP awards are based upon a "mix of quantitative and qualitative factors." That statement was intended to be a broad description applicable to all employees who participate in the AIP. However, with respect to our CEO and Executives, AIP awards are based exclusively on a quantitative factor, i.e., the achievement of a reported EPS target, based on a matrix as described on page 15 of the proxy. As indicated on page 15 of the proxy, the Compensation Committee has discretion to reduce (but not increase) the actual AIP awards for any of our Executive Officers but such discretion was not exercised with respect to bonuses for 2007. While we believe this information was included in the AIP discussion, we will evaluate whether additional clarifying discussion will enhance the disclosures relating to the AIP in future filings.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We further acknowledge that Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FLIR Systems, Inc.

By:__/s/ Stephen M. Bailey_________________

Stephen M. Bailey

Senior Vice President, Finance and Chief Financial Officer